EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or other jurisdiction of organization	Percentage of voting securities owned by its immediate parent at September 30, 2008
Sevcon, Inc.	Delaware	100%
Sevcon Ltd.	United Kingdom	100%
Industrial Capacitors (Wrexham) Ltd.	United Kingdom	100% (A)
Sevcon SAS	France	100%
Sevcon Asia Limited	South Korea	100%
Sevcon Japan KK	Japan	100%
(A) Owned by Sevcon Ltd.